UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER
CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Activision, Inc.
Full Name of Registrant

Former Name if Applicable

3100 Ocean Park Boulevard
Address of Principal Executive Office (Street and Number)

Santa Monica, CA 90405
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As announced on January 25, 2007, Activision, Inc. (the “Company”) will not be in a position to file its Quarterly Report on Form 10 Q for the quarter ended December 31, 2006 (the “Form 10-Q”) on or before the fifth calendar day following the required filing date as prescribed by Rule 12b-25.

On January 23, 2007, the special sub-committee (the “Subcommittee”) of independent members of the Company’s board of directors (the “Board”) responsible for conducting a review of the Company’s historical stock option grant practices, with the assistance of its counsel, reported to the Board on the status of its review of the Company’s grants commencing with the Company’s 1992 fiscal year.   The Subcommittee reported that it has identified a number of instances in which the actual measurement dates for certain stock option grants made during that period differ from the recorded grant dates for such awards.

Based on the information provided by the Subcommittee, the Company believes it will have to record additional non-cash stock based compensation expense over the 15 year period from the Company’s 1992 fiscal year through its current fiscal year.  Until the Subcommittee’s review has been finalized, the Company cannot determine the aggregate amount of the additional non-cash compensation expense it will be required to record or the additional expense to be recorded in any particular fiscal period during that period of time.  Until the amount of such adjustments has been determined, the Company cannot ascertain the resulting tax and accounting impacts.  However, the Company believes that it is more likely than not that the amount of such additional expense relating to one or more fiscal periods from the period of review will be material and, therefore, the Company expects to restate previously issued financial statements relating to such periods.  The restatement of the Company’s historical financial statements could result in changes to the Company’s fiscal year 2007 financial statements.  The Company is therefore currently unable to provide anything but preliminary financial results for the quarter ended December 31, 2006.  In addition, the Company is not currently able to reach a final conclusion with respect to the impact the results of the review of the Company’s historical stock option grant practices will have on the Company’s internal controls over financial reporting or management’s evaluation of the Company’s disclosure controls and procedures.

Accordingly, the Company is delaying the filing of the Form 10-Q until the Subcommittee has completed its review and the Company can conclude what impact its historical stock option grant practices will have on the Company’s financial statements for the quarter ended December 31, 2006 and what impact the result of the review of such practices will have on the Company’s internal controls over financial reporting or management’s evaluation of the Company’s disclosure controls and procedures.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Thomas Tippl, Chief Financial Officer of Activision Publishing, Inc.	310	255-2000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As announced on February 7, 2007, the Company expects to report earnings per diluted share of $0.41 per share for the quarter ended December 31, 2006.  However, the financial results for the quarter ended December 31, 2006 announced on February 7, 2007 (including without limitation the expected earnings per share) exclude any adjustments for additional expenses that may be required in connection with the previously announced ongoing review of the Company’s historical stock option grant practices and any adjustments that may be required by the occurrence of an event subsequent to that release that affects the estimates inherent in the process of preparing those results.

The Company previously reported earnings per diluted share of $0.23 for the quarter ended December 31, 2005.  However, as announced on January 25, 2007, the audit committee of the Board, after consultation with the Company’s management, determined on January 23, 2007 that the Company’s financial statements, earnings releases and similar communications relating to fiscal periods commencing with the first period under review by the Subcommittee (including without limitation those relating to the quarter ended December 31, 2005) should no longer be relied upon.

Therefore, while the Company announced expected earnings per diluted share of $0.41 per share for the quarter ended December 31, 2006 as compared to the previously reported earnings per diluted share of $0.23 for the quarter ended December 31, 2005, because the results for the quarter ended December 31, 2006 are subject to adjustment and the results from the quarter ended December 31, 2005 are subject to restatement, the Company is not currently able to reasonably estimate whether any significant change in results of operations from the quarter ended December 31, 2005 will be reflected by the earnings statements included in this Form 10-Q when it is filed.

Cautionary Note Regarding Financial Results and Forward-looking Statements:  The financial results reported in this Form 12b-25 do not take into account any adjustments or restatements that may be required in connection with the ongoing review of the Company’s historical stock option grant practices by the sub-committee of independent directors of the Company discussed in this Form 12b-25 and in the Company’s other filings with the Securities and Exchange Commission.  As previously disclosed, the Company’s financial statements, earnings releases and similar communications, relating to fiscal periods commencing with the Company’s 1992 fiscal year should no longer be relied upon.  Further, until the Company files its Quarterly Report on Form 10-Q for the quarter ended December 31, 2006, the Company will be required to adjust the financial results for that quarter to account for any subsequent events that affect the estimates inherent in the process of preparing results for that quarter.

Information in this Form 12b-25 that involves the Company’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts.  In this Form 12b-25 they are identified by words such as “appears,” “likely,” “believes”, “may”, “will,” “would,” “plans,” “expects,” “intends” and similar expressions.  They are based upon information available to the Company as of the date of the Form 12b-25, and the Company assumes no obligation to update any such forward-looking statement.  The Company may change its intention, belief or expectation, at any time and without notice, based upon any changes in the enumerated factors or in the Company’s assumptions, or otherwise, and forward-looking statements believed to be true when made may ultimately prove to be incorrect.  These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Company’s control and may cause actual events to differ materially from the Company’s current expectations.  These risks include, but are not limited to, the factors described in Activision’s filings with the Securities and Exchange Commission.

Activision, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 9, 2007	By	/s/ Thomas Tippl
Thomas Tippl Chief Financial Officer of Activision Publishing, Inc. and Principal Financial and Accounting Officer of the Company

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).